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Filed Pursuant to Rule 433
Registration Statement No. 333- 135176
June 27, 2006

Willis North America Inc.

Pricing Term Sheet

Issuer:	Willis North America Inc.
Guarantors:	Willis Group Holdings Limited
TA I Limited
TA II Limited
TA III Limited
Trinity Acquisition Limited
TA IV Limited
Willis Group Limited
Size:	$300,000,000
Maturity:	July 15, 2016
Coupon:	6.750%
Price:	99.564% of face amount
Yield to maturity:	6.810%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Optional redemption:
At any time, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed and the remaining principal and interest payments on the notes being redeemed discounted at the applicable Treasury Rate plus 25 bps.
Settlement:	T+3; June 30, 2006
CUSIP:	970648 AC 5
Ratings:	Baa2 (Moody's); BBB- (S&P);

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.

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Willis North America Inc. Pricing Term Sheet